Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following is a transcript of a conference call held on June 20, 2023.

SSYS DM Update / 3D Response Recorded Call Transcript

Operator

Hello and welcome to the Stratasys Investor Update Conference Call and Webcast. As a reminder, this conference is being recorded.

It’s now my pleasure to turn the call over to Yonah Lloyd, Chief Communications Officer and Vice President, Investor Relations. Yonah, please go ahead.

Yonah Lloyd – Stratasys Ltd. – Chief Communications Officer and Vice President of Investor Relations

Thank you.

We appreciate you joining us on short notice to hear updates on the exciting strategic and financial benefits of the Stratasys and Desktop Metal transaction and its superior value proposition.

Before we begin, I would like to call your attention to our legal disclaimers on slide two.

I am joined by Dr. Yoav Zeif, CEO of Stratasys, and Eitan Zamir, CFO of Stratasys.

Yoav will kick off today’s call by discussing the complementary nature of Desktop Metal to Stratasys, and its key growth drivers.

Eitan will then provide an updated overview of the combined company’s financial profile.

Yoav will then discuss the superior value proposition that Desktop Metal will deliver for shareholders.

Today we will cover a number of key slides and then review some of the top questions we’ve received over the last few weeks. Additional materials, including the full investor presentation and a more fulsome Q&A, have been posted to the investor section of the Stratasys website as well as on NextGenerationAM.com.

We look forward to discussing these materials with our shareholders in greater detail.

With that, I will turn the call over to Yoav. Yoav?

Yoav Zeif – Stratasys Ltd. – Chief Executive Officer

Thank you Yonah, and hello, everyone.

Stratasys is driven by one clear mission – to deliver shareholder value as the leader in additive manufacturing mass production.

When I started as Stratasys CEO, I shared with you my goal to begin this mission by regaining our robust leadership in polymers. We needed to improve the performance of our existing FDM and PolyJet offerings, as well as added three more technologies, DLP, Powder-Bed and Stereolithography, to give us the full-suite of polymer options for the market. We moved quickly to acquire and commercialize the necessary printer technologies, along with accompanying related materials.

And we did so in a disciplined fashion, with excellent results. By early 2022 we were well on the way to achieving this phase of our strategy, and today we are a leader across the polymer 3D printing landscape, having successfully integrated the acquisitions to deliver new, accretive revenues, as we continue to expand the use-case for our polymer business.

Once we achieved certain milestones on the polymer side, we knew that having a metal manufacturing solution was essential to achieve our strategy. Our customers and partners are very happy with the quality of our polymer solutions, as well as our top-notch service and support, and have inquired as to when we could also deliver metal solutions to them.

Following an extensive analysis of the metal landscape, we believe Desktop Metal has the best and most advanced technology for metal mass production.

And together, we have incredible potential for growth and innovation, by combining Desktop Metal’s complementary portfolio and track record of innovation, with Stratasys’ extensive market reach and operational excellence.

With its innovative portfolio and technology pipeline, Desktop Metal stands out amongst the other additive manufacturing players, with strong IP across applications.

And of course, this combination will have unmatched scale, creating the first more than $1 billion additive manufacturing company, with sufficient scale to lead the additive manufacturing industry into mass production.

It’s also financially compelling, with the potential to realize $50 million in cost synergies and an additional $50 million in revenue synergies. As a combined company, we expect to generate more than $300 million of EBITDA in 2026.

Eitan will get into the compelling financial benefits of the transaction, but I want to focus on the strategic value of this combination first.

And it’s quite clear.

We are combining Stratasys’ leading capabilities in polymer 3D printing, and the best operations and go to market strategy in additive manufacturing with Desktop Metal’s innovative leadership in mass production of metal, ceramics, sand-casting and restorative dental.

Together, we will create the first industrial additive manufacturing company covering the full manufacturing lifecycle from design to mass production in both polymers and metal.

The result is a powerhouse in mass production that is expected to be well-positioned to serve the evolving needs of customers.

But I’d like to take a step back and discuss how important metal is to Stratasys’ growth strategy.

Metal End Parts is the fastest growing application and will account for roughly 30% of the market by 2027, excluding service bureaus. This growth will be driven by Desktop Metal’s metal binder jetting, which offers high throughput and low cost per part – two keys to success in metal.

While other metal players can only address low volume manufacturing, Desktop Metal has low-cost powders and high throughput.

By adding Desktop Metal’s leading metal offering to our portfolio, Stratasys becomes a one-stop solution for metal and polymer AM and we expect to double our total addressable market for manufacturing by 2027.

In short, metal is key to our growth strategy to lead additive manufacturing, and Desktop Metal is the leader in the metal space.

The market opportunity is clear, but let me take a moment to go over a few of the reasons why we believe Desktop Metal’s technology is the right fit for Stratasys.

Successful metal mass production is best accelerated by a diversified product offering, advanced technology, geometric agility and a full scope solution.

With its Binder Jetting offering, Desktop Metal has been able to maintain more than 80% lower cost per part with a growing suite of over 40 materials to accelerate its sales in its metal portfolio by 250% over the past 5 years.

It’s also worth noting that Desktop Metal’s technology is extremely consistent and reliable – they have delivered a high degree of customer satisfaction time and time again.

Once fully commercial, we believe their offerings and extensive capabilities will drive continued growth.

Essentially, Desktop Metal checks all the boxes and will help us accelerate our mission and our goal of enhancing shareholder value.

We’re confident in this because of our deep history with Desktop Metal.

The decision to combine with Desktop Metal came after observing how they grew their advanced technology over the past eight years.

We made an initial investment in 2015 and from then we have worked with Desktop Metal through a strategic partnership that we formed in 2017, where our channels sold their solutions.

Since 2021, we have looked closely at the company to understand the ways that our businesses could complement each other, and drive value for our shareholders. We conducted extensive analysis with technological experts and advisors, while reviewing their metals technology.

From there, we ultimately decided that Desktop Metal has the best and most advanced technology for metal mass production, making them the right partner for Stratasys.

But Desktop Metal is more than just metal – they have a strong and diversified portfolio with a leading position in approximately 70% of their business, beyond metal.

This includes dental and digital castings verticals, and premier technology in large format industrial photopolymer.

Their fully complementary portfolio provides minimal overlap and an attractive market penetration opportunity within additive manufacturing for the long-term.

Desktop Metal’s previous acquisitions, including exOne and EnvisionTec, provided the business with important technology, significantly enhancing its portfolio.

Desktop Metal invested $1.1 billion of cash and stock for these acquisitions. When coupled with the pending combination with Stratasys, the implied valuation of Desktop Metal businesses is approximately $600 million.

This makes their previous acquisitions quite attractive at current valuations. And in fact, at Stratasys, we had looked into several of the targets that Desktop Metal ultimately acquired.

Before I turn the call over to Eitan to dive into the financials, I want to share the overwhelming support we’ve received from our customers and partners since announcing the transaction.

We have heard from many of our top customers that bringing together Stratasys with Desktop Metal will help them to significantly advance their businesses as well as the additive manufacturing industry at large.

For example, Boom Supersonic, an exciting aerospace partner working on next generation supersonic commercial planes, shared that they believe this transaction will change the game in the additive manufacturing industry.

Our customers agree this transaction is a win-win for Stratasys and all of our stakeholders.

They clearly share our excitement about the opportunities that the combined company is expected to deliver.

And our partners share this sentiment as well. We’ve heard from many partners who have told us that the combination will help them to better serve client needs.

GoEngineer, the largest American partner, is excited and supportive of this transaction and sees an opportunity to continue its growth and more fully serve the market.

With that, I will turn it over to Eitan to discuss the pro forma financials. Eitan?

Eitan Zamir – Stratasys Ltd. – Chief Financial Officer

Thank you, Yoav.

We believe there is significant potential upside for Stratasys and Desktop Metal, as a larger, stronger combined company. Together, we can achieve more than either company can independently.

We see healthy revenues and attractive incremental revenue synergies that will enable us to achieve scale and accelerate our expected CAGR to 19% from 2022 to 2026 and deliver more than $1.6 billion of revenue in 2026.

This is significantly stronger as compared to the expected 14% CAGR for Stratasys as a standalone company.

Even in the downside case with a prolonged delay in our mass production metal roadmap, reduced dental CAGR and 80% realization of synergies, we will still achieve a stronger revenue CAGR as a combined company.

This transaction will increase our exposure to mass manufacturing, the fastest growing opportunity in our industry, reflecting the power inherent in combining our diversified businesses.

By 2026, in our base case, we also expect to more than double our profitability versus our standalone plan, delivering $337 million of EBITDA pro forma with an EBITDA margin of 20%, driven by $50 million in expected annual run-rate cost synergies.

Again, even in the downside case we will produce significantly more EBITDA than our standalone plan at a 14% margin by 2026.

The cost synergies I mentioned will be derived from a combination of corporate costs and other G&A, COGS and other opex synergies.

Importantly, the expected synergies are in addition to Desktop Metal’s $100 million annualized cost savings plan, of which $75 million has already been captured, enabling generation of positive operating cash flow in the 12 months following the close of the combination.

As we execute on numerous productivity and optimization initiatives following close, the gross margin of the combined company is expected to continue to increase and we expect to achieve an estimated 50% gross margin in 2026.

These initiatives include efficiencies in manufacturing and customer support and continued integration of Desktop Metal’s acquisitions, to name a few.

I will now turn the call back to Yoav.

Yoav Zeif – Stratasys Ltd. – Chief Executive Officer

Thank you, Eitan. I’d like to switch gears to discuss the Stratasys Board’s determination regarding the unsolicited proposal from 3D Systems.

In addition to releasing additional information on our pending combination with Desktop Metal, we also announced that, after careful review and consultation with its independent financial and legal advisors, the Stratasys Board has unanimously determined that the May 30, 2023 unsolicited non-binding indicative proposal from 3D Systems to acquire Stratasys does not constitute a “Superior Proposal” under the terms of our merger agreement with Desktop Metal.

The Board also determined that the proposal does not provide a basis upon which to enter into discussions with 3D Systems pursuant to the terms of the merger agreement.

The Board rejected the proposal for three primary reasons.

First, the Board believes that the proposal undervalues Stratasys.

Second, the Board doesn’t believe the offer addresses the relative market valuation discount between the companies, given growth hurdles for components of 3D Systems’ business.

And finally, while 3D Systems provides scale and significant cost synergies in the near term, it lacks the metal technology, that I mentioned, is so critical to be successful in mass production additive manufacturing.

I would like to highlight 3D Systems’ healthcare business as an example of a potential risk.

While 3D Systems has demonstrated strength in the medical vertical, in dental, we believe heavy exposure to recession sensitive consumer spend and risk of disruption from DLP technology pose near-term risks, and make long-term performance uncertain.

By contrast, Desktop Metal’s restorative dental offering, will significantly enhance our portfolio and accelerate our penetration into the rapidly growing dental vertical, which comprises 35% of Desktop Metal’s business, and has an expected market CAGR of 30% from 2022 to 2027.

Together with Stratasys’ material roadmap from its recent acquisition of Covestro’s additive manufacturing business, Desktop Metal’s chairside and lab dental solutions expand Stratasys’ dental addressable market, including through penetration of the $30 billion crown and bridges market, enhancing gross margin, and generating additional recurring revenue.

Similarly, we see potential risk in certain parts of 3D Systems’ industrial business and technology.

Unlike Desktop Metal, 3D Systems lacks the metal technology that we have identified as a necessary growth driver in order to become a leading additive manufacturing company covering the full manufacturing lifecycle.

Their metal solution is niche as compared to Desktop Metal’s broad range of metal solutions for mass manufacturing.

Desktop Metal’s robust portfolio and superior offerings has led to higher metal revenue and significant growth over the past four years.

While Desktop Metal diversifies our offering, Stratasys’ portfolio has significant overlap with 3D Systems’ technological capabilities.

Although we believe a combination with 3D Systems would create cost synergies of between $70 million and $100 million, we also see potential revenue dis-synergies of up to $50 million given the overlap between our businesses. This presents a risk to growth.

As I said earlier, Stratasys carefully evaluated the market in deciding to pursue a transaction with Desktop Metal.

Desktop Metal’s innovative portfolio and pipeline stands out among additive manufacturing players, with strong IP across applications and an innovation engine that is bolstered by strong ties to academia, including MIT.

Desktop Metal continues to develop breakthrough technologies to augment its young, manufacturing-focused portfolio, with recent significant developments across metal binder jetting, binders, furnace and software technologies, among others.

When comparing a potential transaction with 3D Systems versus our pending merger with Desktop Metal, the growth of the combined Stratasys and Desktop Metal reflects a stronger expected financial profile, with a base case top-line CAGR of 19% from 2022 to 2026, compared to 10% with 3D Systems.

We’d also note that the potential ownership structure of a Stratasys-Desktop Metal transaction generates greater potential profitability for our shareholders.

The Desktop Metal combination would give Stratasys shareholders a pro forma ownership of approximately 63% and is expected to generate $337 million of EBITDA in 2026 at base case.

3D Systems on the other hand would leave Stratasys shareholders with a pro forma ownership of approximately 40% and is expected to generate $283 million of EBITDA in 2026 at base case.

Finally, I’d point out that the higher CAGR of the combined Stratasys and Desktop Metal could enable a higher pro forma trading multiple as compared to 3D Systems.

As a result, our analysis indicates the combination with Desktop Metal could deliver value of approximately $30 per share to Stratasys shareholders, as opposed to approximately $21 per share under the 3D Systems proposal.

I’d like to close by reiterating our belief that Desktop Metal offers a superior value creation opportunity for Stratasys shareholders, employees, customers and partners relative to the 3D Systems proposal. We look forward to connecting later today and throughout the week to discuss our announcements in greater detail.

Yonah Lloyd – Stratasys Ltd. – Chief Communications Officer and Vice President of Investor Relations

Thanks, Yoav. We have been talking with shareholders over the last few weeks and we wanted to address key questions and themes we have received.

The first question is why is Stratasys expanding into metal additive manufacturing through the Desktop Metal transaction? What gives you the confidence that the transaction will exceed Stratasys’ standalone plan?

Yoav Zeif – Stratasys Ltd. – Chief Executive Officer

This transaction is about bringing strong innovative assets together with the best execution in the industry. And we believe that as a combined company we will have greater opportunities for growth and success than we could achieve independently.

The combined company will have a broad product portfolio, and attractive positions across multiple additive manufacturing technologies and solutions.

Upon close, more than 50% of revenue is expected to be derived from mass production solutions, one of the fastest growing segments in additive manufacturing.

Stratasys and Desktop Metal also have a complementary IP portfolio, with more than 3,400 patents across printers, software, processes and materials, and across polymers and metal.

The opportunities for growth and value creation are significant and that is why we are so excited about this transaction.

Yonah Lloyd – Stratasys Ltd. – Chief Communications Officer and Vice President of Investor Relations

So why is now the right time for this Desktop Metal transaction?

Yoav Zeif – Stratasys Ltd. – Chief Executive Officer

Stratasys is well on its way to achieving the first phase of our strategy – to be the leader in polymer additive manufacturing mass production.

The next phase was to deliver a metal solution to complement our polymer technologies.

As an industry leader, our customers and partners expect us to expand into metal and this transaction is the most attractive way to do so.

Metal growth has been accelerated over the last year and is expected to grow even faster going forward.

The market is going through consolidation due to the macro environment and the need for scale. We looked for the best complementary portfolio to combine with.

We know Desktop Metal well and together we will create a next-generation additive manufacturing company with enhanced growth and profitability.

Yonah Lloyd – Stratasys Ltd. – Chief Communications Officer and Vice President of Investor Relations

Why are you confident in the Desktop Metal transaction versus the other proposals the Board received?

Yoav Zeif – Stratasys Ltd. – Chief Executive Officer

I know this industry well and I’ve never been more excited about the future.

We are leaders in this industry and we have a responsibility to build the future of additive manufacturing.

With Desktop Metal, we will do exactly that. We will combine complementary product offerings, across verticals including aerospace, automotive, consumer products, healthcare and dental, as well as one of the largest and most experienced R&D teams, industry-leading go-to-market infrastructure and a robust balance sheet.

We’ve completed thousands of hours of due diligence and conducted extensive analysis of the metal landscape. Stratasys believes Desktop Metal has the best and most advanced metal technology for metal mass production.

We recognize that there is risk inherent in any transaction.

However, even in the Desktop Metal downside case, the transaction is superior to both our standalone plan and the 3D Systems proposal.

As a larger, stronger company, we will be better positioned to capture the many opportunities ahead.

Plus, we have a track record of achieving or exceeding market expectations and the Stratasys management team will be leading the combined company.

Yonah Lloyd – Stratasys Ltd. – Chief Communications Officer and Vice President of Investor Relations

Why did Stratasys’ Board of Directors determine that the 3D Systems proposal is not superior to the Desktop Metal combination?

Yoav Zeif – Stratasys Ltd. – Chief Executive Officer

The Stratasys Board carefully reviewed and consulted with its independent financial and legal advisors.

The Board unanimously determined that the May 30, 2023 unsolicited non-binding indicative proposal from 3D Systems Corporation doesn’t constitute a “Superior Proposal.”

The Board also determined that it does not provide a basis upon which to enter into discussions with 3D Systems, pursuant to the terms of the merger agreement with Desktop Metal.

The Board believes that the 3D Systems proposal undervalues Stratasys, does not address relative valuation discount despite risk to 3D Systems’ growth outlook and lacks critical metal technology to be successful in mass production additive manufacturing.

Yonah Lloyd – Stratasys Ltd. – Chief Communications Officer and Vice President of Investor Relations

Why is the Desktop Metal transaction consideration all-stock?

Yoav Zeif – Stratasys Ltd. – Chief Executive Officer

The Board structured this deal because they are confident in the future of the combined company and the value we can create together.

The Board looked at this very carefully and determined that a stock-for-stock transaction is the best way to create the most value for both Stratasys and Desktop Metal shareholders.

We are creating a next-generation additive manufacturing company that will deliver industrial polymer, metal, sand and ceramic solutions from design to mass production.

Further, the structure of the transaction enables Stratasys to maintain a strong balance sheet and a healthy leverage profile, which we expect to be fortified by positive cash flow generation as a combined company in the twelve months following the transaction close.

Through this structure, shareholders of Stratasys and Desktop Metal will be able participate in the significant upside potential.

Yonah Lloyd – Stratasys Ltd. – Chief Communications Officer and Vice President of Investor Relations

Eitan, a question for you. What are the key opportunities for growth across the combined portfolio with Desktop Metal?

Eitan Zamir, CFO, Stratasys

The key opportunities for growth are metal mass production, dental, industrial photopolymers and significant technological synergies.

The Desktop Metal combination creates an at-scale growth additive manufacturing company that is expected to generate more than $1.6 billion of revenue in 2026.

Together, we will also generate $337 million of EBITDA in 2026 at base case, for a 20% pro forma EBITDA margin.

This growth reflects a top-line compound annual growth rate of 19% from 2022 to 2026, compared to an estimated 14% CAGR for standalone Stratasys over the same period.

We are confident that by bringing these two great companies together, we will be able to accelerate the momentum already underway at Stratasys and deliver significant value for our shareholders, customers and employees.

I’ll turn it over to Yoav for some final comments.

Yoav Zeif – Stratasys Ltd. – Chief Executive Officer

Thanks, Eitan.

To summarize, we believe Desktop Metal will provide an opportunity for higher growth and profitability than a 3D Systems combination and ultimately will help the combined company deliver higher value for Stratasys shareholders.

The robust portfolio created by combining Stratasys and Desktop Metal, the innovative technology, the talented teams, paired with the ability to scale and the cost and revenue synergies, will position the combined company to lead the additive manufacturing industry into real mass production.

We are confident that the benefits of this opportunity will drive value for all of our stakeholders and create a powerhouse in additive manufacturing for many years to come.

Thank you all for joining and I hope to speak to you soon.

Operator

Thank you. That concludes today’s teleconference and webcast. We thank you for your participation and have a wonderful day.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries (“Stratasys”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to the partial tender offer commenced by Nano Dimension Ltd. (“Nano”), including actions taken by Nano in connection with the offer, actions taken by Stratasys or its shareholders in respect of the offer and the effects of the offer on Stratasys’ businesses, or other developments involving Nano, the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

This communication is not an offer to purchase or a solicitation of an offer to sell the ordinary shares of Stratasys. In response to a tender offer commenced by Nano, Stratasys has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. STRATASYS SHAREHOLDERS ARE ADVISED TO READ STRATASYS’ SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stratasys shareholders may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Stratasys in connection with the tender offer by Nano or one of its affiliates, free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of these documents from Stratasys by directing a request to Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 7612, Israel, Attn: Yonah Lloyd, VP Investor Relations, or by calling +972-74-745-4029.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.